FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 9, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces affirmation of its rating in relation to debentures traded in israel

Netanya, Israel – August 9, 2020 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that Standard & Poor’s Maalot, or Maalot, reaffirmed the Company’s rating at ilA and updated the Company's rating outlook from “negative” to "stable" and further reaffirmed the Company's debt's rating at ilA, in relation to the Company's debentures traded on the Tel Aviv Stock Exchange.

Among its main assumptions for the rating and outlook, Maalot noted:

●
it expects the Company to present financial ratios in line with the current rating, given its estimate for an increase in the Company's Adjusted EBITDA and revenues resulting from organic growth as well as Golan Telecom Ltd., or Golan's, purchase by the Company and alongside streamlining steps taken by the Company during the last year;

●
the Company's investment needs shall continue to be high in 2021, mainly for investing in growth engines to maintain its competitive standing. Such investment is expected to reduce the free cash flow, or FCF, to service the debt and increase the Company's dependence in refinancing its debt.  FCF is expected to remain positive;

●	it expects Golan's purchase will contribute in the medium range to the Company's business status, given synergy between Golan's subscribers and the Company's TV and Internet services;

●
the update of the rating's outlook reflects its estimate that in the coming 12 months the company shall present some improvement in its operational performance and present ratios in line with the current rating.

For additional details regarding the Company's public debentures and undertakings of the Company in relation to their rating, see the Company's annual report on Form 20-F for the year ended December 31, 2020 filed on April 28, 2021, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources – Debt Service –Public Debentures".

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 9, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary